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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K
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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                          For the month of August 2007
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                                   JACADA LTD.
                 (Translation of registrant's name into English)
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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X    Form 40-F __

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):


Yes  ____  No    X


Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

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                                    CONTENTS


This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: Jacada Signs Material Contract with North American Utility Provider.
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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        JACADA LTD.

                                        By:  /S/    TZVIA BROIDA
                                             -----------------------------------
                                        Name:        Tzvia Broida
                                        Title:       Chief Financial Officer

 Dated: August 7, 2007
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

 Jacada Signs Material Contract with North American Utility Provider

    ATLANTA--(BUSINESS WIRE)--Aug. 7, 2007--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has entered into a material agreement with a North American utility provider. Revenue from the contract will be recognized in future quarters.

    The utility provider sought a solution that would eliminate the desktop complexity in the company's customer service organization in order to allow agents to deliver a consistent and improved customer experience. The company selected Jacada unified service desktop and process optimization solutions to automate critical call processes and integrate their existing business systems into a simplified customer service desktop.

    "Utility companies face unique customer service challenges arising from the regulated nature of the industry and the aging applications that support their business," said David Holmes, executive vice president of global marketing for Jacada. "Our unified service desktop and non-invasive integration solutions help these companies meet or exceed their service level requirements and enforce best practices and procedures, without having to replace or re-write their large and complex customer information systems."

    About Jacada

    Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada has more than 1200 customers and operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

    This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

    CONTACT: Jacada Media Contact:
             Cindy Curtin, 770-352-1300
             ccurtin@jacada.com
             or
             Investor Relations Contact:
             Hayden Communications
             Peter Seltzberg, 646-415-8972
             peter@haydenir.com